UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated March 12, 2018

Item 1. English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated March 12, 2018

City of Buenos Aires, March 12, 2018 Notice CPSA-GG-N-0093/18-AL

Comisión Nacional de Valores
Subject: Information set forth by Section 62 of Buenos Aires Stock Exchange Rules.

Ladies and Gentlemen,

Pursuant to the section mentioned above, we inform that on March 12, the Board of Directors of Central Puerto S.A. approved the financial statements and other documents for the period ended December 31, 2017. Moreover, it considered the corresponding reports by the Auditor and the Statutory Audit Committee.

We hereby inform the following:

1.
Income (loss) for the period ended December 31, 2017:

ARS 000
Income(loss) for the period
attributable to shareholders of the Company	3,507,795
attributable to non-controlling shareholding	(13,796)
Total income(loss) for the period- Income	3,493,999

2.
Other comprehensive income for the period ended December 31, 2017:

ARS 000
Other comprehensive income for the period
attributable to shareholders of the Company	(305,976)
attributable to non-controlling shareholding	-
Total of other comprehensive income for the period- Income	(305,976)

3.
Total comprehensive income for the period ended December 31, 2017:

ARS 000
Net comprehensive income for the period
attributable to shareholders of the Company	3,201,819
attributable to non-controlling shareholding	(13,796)
Total net comprehensive income for the period- Income	3,188,023

4.
Detail of the statement of shareholders’ equity, broken down by item and amount, as of December 31, 2016:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	664,988
Premiums	376,571
Statutory Reserve	286,178
Special Reserve Res IGJ 7/05	55,830
Special Reserve RG CNV 609	177,181
Optional Reserve	450,865
Retained earnings	9,764
Other accumulated comprehensive income	43,284
Income (loss) for the period	3,493,282
Non-controlling shareholding	289,035
Total	7,361,000

attributable to shareholders of the Company	7,071,965
attributable to non-controlling shareholding	289,035

5.
Proposal of the Board of Directors

Net Income for the 2017 Period amounted to ARS 3,507,795. The Board of Directors proposes the following: to increase the Statutory Reserve in ARS 149,624, to pay ARS 0.70 dividend per share, to allocate the remainder of the income (loss) for the period together with retained earnings to increase the Optional Reserve so as to increase the Company’s profitability in ARS 2,293,606.

6.
Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (hereinafter, “OPER”), Hidroneuquén S.A. (hereinafter, “HNQ”) and Sociedad Argentina de Energ’a S.A. (hereinafter, “SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that the share capital of Central Puerto is subject to the public offering regime and it is listed in the Buenos Aires Stock Exchange (hereinafter, “BCBA”) and, as from February 2, 2018, in the New York Stock Exchange (hereinafter, “NYSE”). Therefore, shareholdings may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 12, 2018	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact